EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 10, 2002

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

ANTONIO J. ALONSO UREBA
Director, General Secretary
and Secretary of the Board of Directors
TELEFÓNICA, S.A.

"TELEFÓNICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law, hereby announces the following.

SIGNIFICANT EVENT

Due to the importance placed by the media on the registering of Telefónica´s financial statements in accordance with American generally accepted accounting principles (US GAAP) Telefónica would like to state the following:

1. That the U.S. Securities and Exchange Commission, in accordance with its rules and regulations, requires all foreign companies quoted on its markets, to submit their financial statements (balance sheet, statement of income, and source and application of funds) applying US generally accepted accounting principles (US GAAP)

2. Due to the differences between Spanish generally accepted accounting principles and US GAAP, certain divergences frequently arise. These may affect items set forth in the balance sheet as well as those in the income statement.

3. In this particular case, the difference between the Spanish statement of income, and the one which is reconciled with US GAAP, lies principally in the impairment charge to goodwill related to certain companies (Endemol, Lycos, etc.) recorded under US GAAP.

   This goodwill does not exist under Spanish generally accepted accounting principles, and therefore such impairment is not required.

   It should also be noted that in this respect no change or correction in accounting principles has been made for the fiscal year 2001.

4. It must also be highlighted that the Telefónica Group's stockholders' equity at 31/12/01, under US GAAP and therefore including the aforementioned impairment, amounted to Euros 31,770 million compared with Euros 25,862 million recorded under Spanish generally accepted accounting principles.

5. The document which includes the information required by the SEC, and therefore applies US GAAP ("20 F"), was sent to the Spanish Securities Commission on July 2nd and has been available to shareholders and to the general public at Telefónica's internet web sites since July 3rd.

Madrid, July 9th, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date: July 10, 2002

By: ______________________

Name: Antonio Alonso Ureba

Title: General Secretary and Secretary to the Board of Directors